July 26, 2024

Anthony Santelli
Chief Financial Officer
Blue Biofuels, Inc.
3710 Buckeye Street, Suite 120
Palm Beach Gardens, FL 33410

       Re: Blue Biofuels, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 000-54942
Dear Anthony Santelli:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services